Exhibit 21.1

SUBSIDIARIES *

Jurisdiction in
Subsidiary	Which Organized

Crawford & Company International, Inc.	Georgia
Broadspire Services, Inc.	Delaware
The Garden City Group, LLC	Delaware
Risk Sciences Group, Inc.	Delaware
Crawford & Company Adjusters Limited	England
Crawford & Company Adjusters (UK) Limited	England
Crawford & Company (Canada), Inc.	Canada
Crawford & Company (Australia) Pty Limited	Australia
Crawford & Company EMEA/A-P Holdings Limited	United Kingdom
Crawford & Company Financial Services Ltd.	Cayman Islands
Crawford & Company Risk Services Investments Ltd	United Kingdom

*    Excludes subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary for the year ended December 31, 2016.